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                             October 18, 2023

       Liliia Havrykh
       Chief Executive Officer
       IMA Tech Inc.
       34 N Franklin Ave 687
       Pinedale, WY 82941

                                                        Re: IMA Tech Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 5,
2023
                                                            File No. 333-273283

       Dear Liliia Havrykh:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 22, 2023 letter.

       Amendment No. 2 on Registration Statement on Form S-1

       Our Company, page 9

   1. We note your response to prior comment 2. In light of your limited operating history and limited operating
expenses to date, please revise to provide a more complete discussion regarding the
development and implementation of your "proprietary AI models." As part of your disclosure,
clarify how you iteratively developed "advanced machine learning techniques" and trained
neural network models using curated datasets, with specificity, including whether your
sole officer independently developed the underlying software or codebase. To the extent
the AI models were not developed by your sole officer, clarify if they were off-the-shelf
AI program or models provided by third parties or if they were pre-selected
algorithms, AI models, or chatbots.
 Liliia Havrykh
FirstName  LastNameLiliia Havrykh
IMA Tech Inc.
Comapany
October  18,NameIMA
             2023    Tech Inc.
October
Page  2 18, 2023 Page 2
FirstName LastName
Audited Financial Statements
Note 5. Related Party Transactions, page F-6

2. We note the revised disclosure regarding the loan from the CEO and sole director of the
         Company. Please revise to disclose the total amount available under the loan agreement.
         Similarly revise the note disclosure in the July 31, 2023 financial statements.
       Please contact Joyce Sweeney at 202-551-3449 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Robert Zepfel